15046364

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section FEB 27 2015 Washington DC 404

ANNUAL AUDITED REPORT FORM X-17A-5 PART 111

SEC FILE NUMBER
8- 36521

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/14** (MM/DD/YY) AND ENDING **12/31/14** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Surety Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3375 Park Avenue, Suite 3006
(No. and Street)

Wantagh	**NY**	**11793**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John J. Renck **(516) 785-2355**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

900 Circle 75 Parkway SE, Suite 1100	**Atlanta**	**Georgia**	**30339**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **John J. Renck**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Surety Financial Services, Inc.**, as of **December 31**, **2014**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SUBSCRIBED BEFORE ME ON 25TH OF NOVEMBER 2014

Signature

President

Title

LAURA MITLASAUSKAITE
Notary Public, State of New York
No. 01MI6269210
Qualified in Suffolk County
Commission Expires 09/24/2016

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners" or Sole Proprietors" Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17z-5(e)(3).*

SURETY FINANCIAL SERVICES, INC.

Financial Statements
For the Fiscal Year End December 31, 2014
With
Report of Independent Registered Public
Accounting Firm

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Surety Financial Services, Inc.

We have audited the accompanying financial statements of Surety Financial Services, Inc. which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Surety Financial Services, Inc. management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis of our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Surety Financial Services, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of Surety Financial Services, Inc. financial statements. The information is the responsibility of Surety Financial Services, Inc. management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity Rule17a-5 of the Securities Exchange Act of 1934. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

February 26, 2015
Atlanta, Georgia

Rubio CPA, PC

RUBIO CPA, PC

SURETY FINANCIAL SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

Cash and cash equivalents	$	89,950
Accounts receivable- broker dealers		9,400
Property and equipment, net of accumulated depreciation of $117,070		-
Total Assets		99,350

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accrued liabilities		4,043
Total Liabilities		4,043
STOCKHOLDER'S EQUITY		95,307
Total Liabilities and Stockholder's Equity	$	99,350

The accompanying notes are an integral part of these financial statements.

SURETY FINANCIAL SERVICES, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2014

REVENUES		
Commissions	$	162,777
Interest income		100
Total revenues		162,877
GENERAL AND ADMINISTRATIVE EXPENSES		
Employee compensation and benefits		100,782
Professional fees		14,450
Occupancy		11,519
Communications		1,146
Other operating expenses		28,792
Total expenses		156,689
NET INCOME	$	6,188

The accompanying notes are an integral part of these financial statements.

SURETY FINANCIAL SERVICES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2014

Balance, December 31, 2013	$	89,119
Net income		6,188
Balance, December 31, 2014	$	95,307

The accompanying notes are an integral part of these financial statements.

SURETY FINANCIAL SERVICES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	6,188
Adjustments to reconcile net income to net cash used by operating activities:		
Change in accounts receivable- broker dealers		2,276
Change in accounts payable and accrued expenses		(20,245)
NET CASH USED BY OPERATING ACTIVITIES		(11,781)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(11,781)
CASH AND CASH EQUIVALENTS BALANCE:		
Beginning of year		101,731
End of year	$	89,950

The accompanying notes are an integral part of these financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: Surety Financial Services, Inc. is a registered broker dealer organized under the laws of the state of New York. The Company is registered with the Securities and Exchange Commission, the Financial Industry Regulatory Authority and the securities commissions of appropriate states. The Company received approval to operate as licensed broker-dealer in December of 1986.

The Company went through a direct change of ownership that was granted by FINRA in September of 2014. The Company's business is institutional brokerage of marketable securities and investment consultant services for customers located throughout the United States. The Company operates from offices located in Wantagh, New York.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

The Company maintains its bank accounts in high credit quality institutions. Deposits at times may exceed federally insured limits.

Property and Equipment: Property and equipment are recorded at cost. Depreciation is provided by use of straight-line methods over the estimated useful lives of the respective assets.

Income Taxes: The Company has elected to be taxed as an S corporation. Therefore the income or losses of the Company flow through to the stockholder and no income taxes are recorded in the accompanying financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification, Accounting for Uncertainty in Income Taxes. Thus, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

The Company, which files income tax returns in the U.S. federal jurisdiction and various state jurisdictions, is no longer subject to U.S. federal income tax examination by tax authorities for years before 2011.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Securities Transactions: Customer's securities transactions are reported on a settlement date basis. There is no significant difference between settlement and trade date.

Date of Management's Review: Subsequent events were evaluated through February 26, 2015, which is the date the financial statements were available to be issued.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounts Receivable - Broker Dealers: The Company provides for doubtful accounts when market conditions indicate that collection of an account is doubtful. The receivables at December 31, 2014 are considered wholly collectible and no allowance for doubtful accounts is provided.

NOTE 2 –LEASES

During 2014, the Company occupied office premises and made payments to a landlord under a lease held by Monitoring and Evaluation Services, Inc. ("Monitoring") a sister company. During 2014, approximately 75% of the lease obligation of Monitoring was paid by the Company (see Note 6).

Rent expense for the year ended December 31, 2014 was approximately $12,000

NOTE 3 - NET CAPITAL

The Company, as a registered broker dealer is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $85,907 which was $80,907 in excess of its required net capital of $5,000 and its ratio of aggregate indebtedness to net capital was .047 to 1.0.

NOTE 4 – OFF BALANCE SHEET RISK

In the normal course of business, the Company's customers execute securities transactions through the Company. These activities may expose the Company to off balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing brokers internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing brokers on a daily basis, and requiring customers to deposit additional collateral, or reduce positions when necessary.

NOTE 5 –RETIREMENT PLAN

The Company has a defined contribution retirement plan covering all full-time employees. The Company's contributions are discretionary. There was no contribution expense for 2014.

NOTE 6 –RELATED PARTIES

The Company shares office facilities with Monitoring and Evaluation Services, Inc., a sister company. During 2014, the Company paid approximately 75% of the occupancy costs of the shared office facilities (see Note 2). In addition, employees of the Company provide some services to Monitoring and employees of Monitoring provide some services to the Company.

Financial position and results of operations would differ from the amounts in the accompanying financial statements if these transactions did not exist

NOTE 7 - CONTINGINCIES

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at December 31, 2014.

SUPPLEMENTAL INFORMATION

SURETY FINANCIAL SERVICES, INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF DECEMBER 31, 2014

NET CAPITAL:

Total stockholder's equity	$ 95,307
Less non-allowable assets:	
Accounts receivable - broker dealers	9,400
Net capital before haircuts	85,907
Less haircuts	-
Net capital	85,907
Minimum net capital required	5,000
Excess net capital	$ 80,907
Aggregate indebtedness	$ 4,043
Percentage of aggregate indetedness to net capital	4.71%

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2014

There was no significant difference between net capital in the FOCUS Part IIA form and the computation above.

SURETY FINANCIAL SERVICES, INC.

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2014

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the rule.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2014

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the rule.

SFS

SURETY FINANCIAL SERVICES

Brokerage Services

MEMBER

NATIONAL ASSOCIATION
OF SECURITIES DEALERS

SECURITIES INVESTOR
PROTECTION CORPORATION

3375 PARK AVENUE, SUITE 3006
WANTAGH, NY 11793
(516)785-2355
FAX (516)785-2354

EXEMPTION REPORT
SEA RULE 17a-5(d)(4)

February 3, 2015

RUBIO CPA, PC
900 Circle 75 Parkway
Suite 1100
Atlanta, Georgia 30339

To Whom it May Concern:

The below information is designed to meet the Exemption Report criteria pursuant to SEA Rule 17a-5(d)(4):

Surety Financial Services, Inc. is a broker/dealer registered with the SEC and FINRA. Pursuant to paragraph k(2)(ii) of SEA Rule 15c3-3, the Company is claiming an exemption from SEA Rule 15c3-3 for the fiscal year ended December 31, 2104.

The Company has met the identified exemption provisions throughout the most recent fiscal year without exception.

The above statement is true and correct to the best of my and the Company's knowledge.

Signed: ______________________

Name: Jack Renck

Title: CEO

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Surety Financial Services, Inc.

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report in which (1) Surety Financial Services, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Surety Financial Services, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions"); and, (2) Surety Financial Services, Inc. stated that Surety Financial Services, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Surety Financial Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Surety Financial Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii), of Rule 15c3-3 under the Securities Exchange Act of 1934.

February 26, 2015
Atlanta, GA

Rubio CPA, PC

RUBIO CPA, PC